SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. )

                          Mission Resources Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    358438109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Joel Piassick
                         555 Madison Avenue, 16th Floor
                            New York, New York 10022
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  April 3, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358438109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Distressed Investment Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,014,905

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,014,905

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,014,905

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%

14.  TYPE OF REPORTING PERSON*

     CO
CUSIP No. 358438109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC Distressed Investment Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,014,905

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,014,905

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,014,905

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 358438109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,096,300

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,096,300

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,096,300

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.1%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 358438109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,096,300

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,096,300

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,096,300

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.1%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 358438109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,096,300

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,096,300

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,096,300

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.1%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 358438109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,096,300

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,096,300

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,096,300

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.1%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 358438109
            ---------------------

________________________________________________________________________________
Item 1.  Security and Issuer.

     Mission Resources Corporation (the "Issuer"), Common Stock (the "Shares")

     The address of the issuer is 1331 Lamar, Suite 1455, Houston, Texas 77010-3039.
     __________________________________________________________________________

Item 2. Identity and Background.

(a-c,f) This Schedule 13D is being filed by Harbert Distressed Investment Master Fund, Ltd. (the "Master Fund"), HMC Distressed Investment Offshore Manager, L.L.C., ("HMC Management"), the sole investment manager of the Master Fund, HMC Investors, L.L.C., ("HMC Investors") the managing member of HMC Management, Philip Falcone, a member of HMC Management who acts as the portfolio manager of the Master Fund on behalf of HMC Management and is the portfolio manager of Alpha US Sub Fund VI, LLC ("Alpha"), Raymond J. Harbert, a member of HMC Investors, and Michael D. Luce, a member of HMC Investors (each of the Master Fund, HMC Management, HMC Investors, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of HMC Management and HMC Investors is a Delaware limited liability company. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of HMC Management, HMC Investors, Raymond J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244. Alpha is a Delaware limited liability company. Alpha is a separately managed account.

     (d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 7,014,905 Shares.

As of the date hereof HMC Management may be deemed to beneficially own 7,014,905 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 7,096,300 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 7,096,300 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 7,096,300 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 7,096,300 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
________________________________________________________________________________
Item 4. Purpose of Transaction.

This Schedule 13D relates to a voting agreement entered into by the Master Fund in connection with the execution of an Agreement and Plan of Merger by and between Mission, Petrohawk Energy Corporation, a Delaware corporation ("Petrohawk"), and Petrohawk Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Petrohawk ("Petrohawk Sub") (the "Merger Agreement"), providing for the merger of Mission with and into Petrohawk Sub (the "Merger").

     The Reporting Persons originally acquired the Shares for investment purposes. On April 3, the Master Fund entered into a Voting Agreement (the "Voting Agreement"). Pursuant to the Voting Agreement, the Master Fund has agreed to vote its Shares in connection with any meeting or action by written consent of the Stockholders of Mission (i) in favor of the Merger, the adoption by Mission of the Merger Agreement, and the approval of the terms thereof and
(ii) against any transaction or agreement which would reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the Merger and the Merger Agreement.

     Pursuant to the Voting Agreement, the Master Fund has agreed that it will not, except pursuant to the terms of the Voting Agreement, (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or consent to any Transfer of, any Shares or any interest therein
(ii) enter into any contract, option or other agreement with respect to any Transfer of any Shares or any interest therein, (iii) grant any proxy, power of attorney or other authorization in or with respect to the Shares or (iv) deposit any Shares into a voting trust or enter into a voting agreement or voting arrangement with respect to the Subject Shares.

     Pursuant to the Voting Agreement, the Master Fund has appointed Petrohawk as its proxy to vote all of its Shares at any meeting of the stockholders of Mission (including any adjournments and postponements thereof) (i) in favor of the Merger, the adoption by Mission of the Merger Agreement and the approval of the terms thereof, and (ii) against any action or agreement which would impede, interfere with, delay, postpone or attempt to discourage the Merger and the Merger Agreement. The Master Fund has appointed Petrohawk as its proxy to execute and deliver any written consents to fulfill its obligations under the Merger Agreement. The proxy is coupled with an interest and is irrevocable until the end of the Term (as defined in the Voting Agreement).

     The Voting Agreement terminates on the first to occur of (i) the effective time of the Merger, (ii) the date upon which the Merger Agreement is terminated in accordance with its terms, (iii) the mutual consent of Petrohawk and the Master Fund, (iv) material breach of any representation, warranty or covenant,
(v) the date of any amendment, waiver or modification to the Merger Agreement in a manner that reduces the consideration to be received in the merger or otherwise materially adversely affects the Master Fund, or (vi) December 31, 2005.

     Subject to their obligations under the Voting Agreement during the term thereof, in the event the Merger has not occurred, the Reporting Persons may from time to time acquire or dispose of beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 7,014,905 Shares, constituting 16.9% of the Shares of the Issuer, based upon 41,535,088 Shares outstanding as of April 4, 2005.

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,014,905 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,014,905 Shares.

(a, b) As of the date hereof, HMC Management may be deemed to be the beneficial owner of 7,014,905 Shares, constituting 16.9% of the Shares of the Issuer, based upon 41,535,088 Shares outstanding as of April 4, 2005.

     HMC Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,014,905 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,014,905 Shares.

HMC Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 7,096,300 Shares, constituting 17.1% of the Shares of the Issuer, based upon 41,535,088 Shares outstanding as of April 4, 2005.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,096,300 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,096,300 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 7,096,300 Shares, constituting 17.1% of the Shares of the Issuer, based upon 41,535,088 Shares outstanding as of April 4, 2005.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,096,300 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,096,300 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 7,096,300 Shares, constituting 17.1% of the Shares of the Issuer, based upon 41,535,088 Shares outstanding as of April 4, 2005.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,096,300 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,096,300 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 7,096,300 Shares, constituting 17.1% of the Shares of the Issuer, based upon 41,535,088 Shares outstanding as of April 4, 2005.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,096,300 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,096,300 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares in the past 60 days by the Reporting Persons are set forth in Exhibit B.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 for a description of the Voting Agreement. The description herein of the Voting Agreement, and the matters contemplated thereby is qualified in its entirety by reference to the Voting Agreement.

     Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their directors or executive officers, has any contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of Mission.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares of the Issuer
Exhibit C: Voting Agreement dated April 3, 2005, among Petrohawk Energy Corporation, Mission Resources Corporation and Harbert Distressed Investment Master Fund, Ltd. (incorporated by reference to Exhibit 10.1 to Mission Resources' current report on Form 8-K filed on April 4, 2005).

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbert Distressed Investment Master Fund, Ltd.
By: HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
________________________

HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
________________________

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
________________________


/s/ Philip Falcone
_____________________
Philip Falcone

/s/ Raymond J. Harbert
_____________________
Raymond J. Harbert

/s/ Michael D. Luce
_____________________
Michael D. Luce

April 14, 2005


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                 Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated April 14, 2005 relating to the Common Stock of Mission Resources Corporation shall be filed on behalf of the undersigned.


Harbert Distressed Investment Master Fund, Ltd.
By: HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
_________________________

HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
_________________________

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
_________________________


/s/ Philip Falcone
_____________________
Philip Falcone

/s/ Raymond J. Harbert
_____________________
Raymond J. Harbert

/s/ Michael D. Luce
_____________________
Michael D. Luce

April 14, 2005

                                                            Exhibit B

                        Transactions in the Common Stock

None.





03773.0003 #555422